SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on March 30, 2026, drawn up in summary form

1.	Date, Time and Venue. On March 30, 2026, at 10:00 a.m., by means of videoconference, as permitted by Article 19, paragraph 1, of the Company’s Bylaws.

2.	Call and Attendance. Call notice duly made pursuant to the Company’s Bylaws. Meeting with attendance of Mr. Michel Dimitrios Doukeris, president, and Messrs. Victorio Carlos De Marchi, Milton Seligman, Fernando Mommensohn Tennenbaum, Ricardo Manuel Frangatos Pires Moreira, Lia Machado de Matos, Fabio Colletti Barbosa, Marcos de Barros Lisboa, Luciana Pires Dias and Fernanda Gemael Hoefel, representing all members of the Board of Directors of the Company.

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Guilherme Malik Parente.

4.	Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.        Proposal for the Allocation of Net Income for Fiscal Year 2025 and Re-ratification of the Amount of Net Income Related to Fiscal Year 2024. To approve the submission to the Company’s shareholders at the next Ordinary Shareholders’ Meeting of the Company (“AGO”), the following proposal on the net profit allocation for the fiscal year ended on December 31, 2025:

Net Profits	R$ 15,503,399,889.90
Amount allocated to the Tax Incentives Reserve	R$ 228,202,821.12
Amount allocated to payment of interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2025	R$ 10,903,280,319.95
Amount allocated to the Investments Reserve(1)	R$ 6,854,843,618.36
(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 2,377,265,000.00; and (iii) to the expired dividends in the amount of R$ 82,351,675.75, as detailed in Exhibit A.II to the Management Proposal made available to the Directors.

As well as the re-ratification of the amounts allocated to the Investment Reserve and the Tax Incentive Reserve at the Ordinary and General Meeting held on April 29, 2025 (“2025 AGO”), related to the fiscal year ended in 2024, so that the amount of R$10,339,054,767.31 allocated to the Investment Reserve at the 2025 AGO shall be re-ratified to R$10,194,417,186.13, and the amount of R$108,125,431.35 allocated to the Tax Incentive Reserve at the 2025 AGM shall be re-ratified to R$ 252,763,012.53.

4.2.        Compensation of Management and Members of the Fiscal Council - 2026. To approve the submission to the Company’s shareholders in the next Ordinary Shareholders’ Meeting the following proposal on maximum limit for the overall compensation of the Company’s management and members of the Fiscal Council for the fiscal year of 2026 (i.e., between January 1, 2026 and December 31, 2026):

- Overall compensation of the managers in the total amount of up to R$ 162,176,731.00; and

- Overall compensation of the Fiscal Council in the annual amount of up to R$ 2,471,314.00, being the compensation due to the alternates equivalent to half of the amount received by the effective members, in accordance with Law No. 6,404/76.

Forecast 2026	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	11,33	8,92	6,00	26,25
No. of members receiving compensation	6,33	8,92	6,00	21,25
Annual Fixed Compensation
Salary/fees	9.302.412,00	16.284.278,00	2.471.314,00	28.058.004,00
Direct and Indirect Benefits	-	286.337,00	-	286.337,00
Variable Compensation
Profit Sharing	-	23.692.217,00	-	23.692.217,00
Post-Employment Benefits	-	1.583.767,00	-	1.583.767,00
Share-based compensation, including stock options	8.200.133,00	102.827.587,00	-	111.027.720,00
Total compensation	17.502.545,00	144.674.186,00	2.471.314,00	164.648.045,00

4.3.               Amendment and Consolidation to the Bylaws. To approve the submission to the Company’s shareholders, for resolution at an Extraordinary Shareholders’ Meeting, of the proposed amendment to the Company’s Bylaws in order to:
(i) amend (a) the heading of article 5th, so to reflect the capital increases approved by the Board of Directors, within the limits of the authorized capital, up to the present date, including the increase approved under item 4.5 below;
(b) the heading of article 22 and articles 25 and 31, include the new article 30, and exclude articles 26, 27, 29, 33 and 34, in order to amend framework of executive officers of the Company; and

(c) paragraph 3 of article 40, to clarify that interim dividends and interest on capital will only be considered as an advance payment of the mandatory minimum dividend if there is no resolution of the Board of Directors to the contrary; and
(ii) renumber the articles and consolidate the Company’s Bylaws.

1 The number takes into account the composition of the executive officers to be submitted for consideration at the Annual Ordinary and Extraordinary Shareholders’ Meeting to be held on April 30, 2026.

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4.4.               Call Notice of the Ordinary and Extraordinary Shareholders’ Meetings of the Company. To approve the call notice of the Company’s Ordinary and Extraordinary Shareholders’ Meetings to be held on April 30, 2026, in order to submit to the Company’s shareholders the agenda provided on the Call Notice, attached hereto as Exhibit I.

4.5.        Option Plan and Capital Increase. In accordance with the procedure approved by the Board of Directors at a meeting held on March 25, 2019, regarding the issuance of new shares to be delivered to the beneficiaries of the programs under the Company's Stock Option Plan that exercise their respective options, to verify the capital increase detailed in Exhibit II within the authorized capital limit as provided for in article 6 of the Company's bylaws and pursuant to article 166, item III, of Law 6,404/76, and to determine the Company's Board of Executive Officers to promote the registration of the capital increase with the competent Board of Trade, in compliance with the provisions of article 166, paragraph 1, of Law 6,404/76.

In view of the exercise of options on the date hereof as detailed in Exhibit II, 2,026,133 new common shares were issued for the total issuance price of R$ 33,127,274.55, with the capital stock increasing from R$ 5,275,086,270.41 to R$ 58,308,213,544.96. The capital stock is now divided into 15,763,664,889 registered common shares, with no par value.

The new issued shares shall participate under equal conditions with the other shares in all the benefits and advantages that may be declared as of the date hereof.

5.	Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, March 30, 2026.

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Milton Seligman /s/ Fernando Mommensohn Tennenbaum /s/ Lia Machado de Matos /s/ Marcos de Barros Lisboa	/s/ Ricardo Manuel Frangatos Pires Moreira /s/ Fernanda Gemael Hoefel /s/ Fabio Colletti Barbosa /s/ Luciana Pires Dias /s/ Guilherme Malik Parente Secretary

2 Stock Option Plan of the Company approved in the Extraordinary General Meeting of July 30, 2013

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EXHIBIT I

AMBEV S.A.

CNPJ [National Corporate Taxpayers Register] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Call Notice

The shareholders of Ambev S.A. (“Company”) are invited to attend the Annual Ordinary and Extraordinary Meetings (“AGOE” or “Shareholders’ Meetings”) to be held, cumulatively, on April 30, 2026, at 2:00 p.m., in an exclusively digital form through Ten Meetings digital platform (“Digital Platform”), to be considered held, for the purposes of article 5, § 2, item I, § 3, and article 28, §§ 2 and 3, of Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81/22”), at its headquarters, to resolve on the following agenda:

(a)	Ordinary General Meeting:

(i)	Analyze and approve the management accounts, and examine, discuss and vote on the Company’s financial statements related to the fiscal year ended December 31, 2025;

(ii)	Discuss the allocation of the net profits for the fiscal year ended December 31, 2025 and regarding the re-ratification of the amount of net profit for the fiscal year 2024 that had been allocated to the investment reserve and the tax incentive reserve at the Annual Ordinary Meeting held in 2025;

(iii)	Determine the number of members of the Board of Directors that will comprise the corporate body for the next term;

(iv)	Elect the effective and alternate members of the Board of Directors for a three (3) year term, which will end at the Annual Ordinary Meeting to be held in 2029;

(v)	Determine the number of members of the Fiscal Council that will comprise the corporate body for the next term.

(vi)	Elect the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Annual Ordinary Meeting to be held in 2027;

(vii)	Establish the overall management compensation for the fiscal year of 2026; and

(viii)	Establish the compensation of the members of the Fiscal Council for the fiscal year of 2026.

(b)	Extraordinary General Meeting:

(i)	Amend and restate the Company's bylaws to:

(a)	Amend the heading of article 5th to reflect the capital increases approved by the Board of Directors up to the date of the call notice of the AGOE, within the authorized capital limit.

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(b)	Amend the heading of article 22 and articles 25 and 31, include the new article 30 and exclude articles 26, 27, 29, 33 and 34 to amend the framework of executive officers of the Company; and

(c)	Amend §3 of article 40 to clarify that interim dividends and interest on capital will only be considered as an advance payment of the mandatory minimum dividend if there is no resolution of the Board of Directors to the contrary.

(ii)	Renumber the articles and consolidate the Company’s Bylaws.

General Information:

1.	On February 12, 2026, the following documents were published on the newspaper “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2025; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

2.	The documents and information referred to above and those listed in CVM Resolution 81/22 were presented to the CVM by means of its information system Empresas.Net, in accordance with Article 7 of such rule, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 S.A. – Brasil, Bolsa Balcão (“B3”) (www.b3.com.br) and CVM (https://www.gov.br/cvm).

3.	In compliance with the provisions of Article 5, §4, of CVM Resolution No. 81/22, the Company informs that, reinforcing its commitment of allowing a greater number of shareholders to participate in the AGOE, chose to hold it exclusively in a digital form, through the Digital Platform, under the terms of CVM Resolution 81/22 and in accordance with the instructions detailed in this Call Notice (“Notice”) and in the Manual for the Shareholders’ Meetings (“Manual”) disclosed by the Company.

4.	In compliance with the provisions of Article 5, I, of CVM Resolution No. 81/22, the Company informs that the minimum percentage for adopting multiple voting for the election of members of the Company's Board of Directors is 5%, as provided for by Article 3 of CVM Resolution No. 70/22.

5.	Subject to the procedures described in this Notice and in the Manual, shareholders who decide to participate in the AGOE shall, by April 28, 2026, at 11:59 p.m., (according to the term provided for in article 6, § 3, of CVM Resolution 81/22), access the electronic address https://assembleia.ten.com.br/007420950, complete their registration and attach the scanned copies of the documents listed below, proving their capacity as shareholder or shareholder representative, as applicable, necessary for the purposes of qualifying them to participate in the AGOE (“Registration”):

a.	Individuals: identity document with photo of the shareholder;

b.	Legal Entities: (a) last consolidated bylaws or articles of association, as the case may be; (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its bylaws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney, etc.; and (c) identity document with photo of the legal representative(s);

c.	Investment Funds: (a) last consolidated regulations of the fund; (b) bylaws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund; (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be; and (d) identity document with photo of the legal representative(s).

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6.	The Digital Platform will allow shareholders registered within the aforementioned period to participate, express themselves and vote at the AGOEs, under the terms established by CVM Resolution 81/22. Detailed rules and guidelines, as well as the procedures and additional information for shareholder's participation in the Shareholder's Meetings through the Digital Platform are included in the Manual.

After receiving the documents through the Digital Platform and confirming their validity and completeness of the Registration, the Company will accredit the shareholder (or their representatives, as the case may be) to participate in the AGOE via Digital Platform. Only duly accredited shareholders may participate in the AGOE, in accordance with the term and procedures indicated above.

7.	Shareholders may exercise their voting rights through: (i) bulletin for distance vote, sending voting instructions prior to the AGOE; or (ii) participation via Digital Platform at the time of the Shareholder's Meetings.

Shareholders who choose to vote by means of a bulletin for distance vote, shall send it, under the terms of CVM Resolution 81/22: 1) Banco Bradesco S.A., as the bookkeeper of the shares issued by the Company; 2) to their custody agents who provide this service, in the case of shareholders holding shares deposited in a central depository; 3) to the central depositary in which the shares are deposited, directly through the electronic system made available by B3, in the “Investor Area” (”Área do Investidor”) (available at https://investidor.b3.com.br), under the “Services” (“Serviços”) section, by clicking on “Open Meetings” (“Assembleia em Aberto”); or 4) directly to the Company. For additional information, the shareholder shall observe the rules set forth in article 27 of CVM Resolution 81/22 and the procedures described in the Manual.

Participation at the AGOE will be restricted to the shareholders, their representatives or attorneys-in-fact, as the case may be, who are accredited under the terms described in item 4 of this Notice and according to the instructions contained in the Manual, and who join the Shareholders’ Meetings, through the Digital Platform, until 1:59 p.m. on April 30, 2026.

All the timings provided herein shall be read as Brasilia time.

São Paulo, March 30, 2026.

Michel Dimitrios Doukeris

Chairman of the Board of Directors

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EXHIBIT II

Date	Stock Option Program	No. Issued Shares	Capital Increase (R$)	Capital Stock Before (R$)	Capital Stock After (R$)	No. Shares Before	No. Shares After
March 30, 2026	2026.1	2,026,133	33,127,274.55	58,275,086,270.41	58,308,213,544.96	15,761,638,756	15,763,664,889
		2,026,133	33,127,274.55

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer